SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: Popular U.S. Government Money Market Fund, LLC

Address of Principal Business Office:

Popular Center North Building, Second Level (Fine Arts),

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

Telephone Number: (787) 754-4488

Name and address of agent for service of process:

Manuel Rodriguez Boissen

Secretary

Popular Center North Building, Second Level (Fine Arts),

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

With copies to:

Javier Rubio

Popular Asset Management LLC

Popular Center North Building, Second Level

Fine Arts),

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

Brian McCabe

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

A copy of the Limited Liability Company Agreement of Popular U.S. Government Money Market Fund, LLC (the “Fund”) is on file with the Department of State of the Commonwealth of Puerto Rico, and notice is hereby given that this instrument is executed on behalf of the Fund by an officer of the Fund in his or her capacity as an officer of the Fund and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Directors, officers, or shareholders individually but are binding only upon the assets and property of the Fund.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Juan and the Commonwealth of Puerto Rico on the 12th day of April, 2023.

Popular U.S. Government Money Market Fund, LLC

Attest:	/s/ James Gallo	By:	/s/ Javier Rubio
Name:	James Gallo	Name:	Javier Rubio
Title:	Treasurer	Title:	President